Exhibit 99.1

AURORA CANNABIS INC.

Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended September 30, 2022 and 2021 (in Canadian Dollars)

Table of Contents
Condensed Consolidated Interim Statements of Financial Position	3
Condensed Consolidated Interim Statements of Comprehensive Loss	4
Condensed Consolidated Interim Statements of Changes in Equity	6
Condensed Consolidated Interim Statements of Cash Flows	8
Notes to the Condensed Consolidated Interim Financial Statements

Note 1	Nature of Operations	9	Note 15	Loans and Borrowings	21
Note 2	Significant Accounting Policies and Judgments	9	Note 16	Lease Liabilities	21
Note 3	Accounts Receivable	11	Note 17	Share Capital	22
Note 4	Government Grant	11	Note 18	Share-Based Compensation	23
Note 5	Marketable Securities and Derivatives	12	Note 19	Loss per share	25
Note 6	Investments in Associates and Joint Ventures	12	Note 20	Other Gains (Losses	26
Note 7	Biological Assets	13	Note 21	Supplemental Cash Flow Information	26
Note 8	Inventory	15	Note 22	Commitments and Contingencies	27
Note 9	Property, Plant and Equipment	16	Note 23	Revenue	28
Note 10	Assets and Liabilities Held for Sale	17	Note 24	Segmented Information	29
Note 11	Business Combinations	17	Note 25	Fair Value of Financial Instruments	30
Note 12	Non-controlling Interests	19	Note 26	Financial Instruments Risk	30
Note 13	Intangible Assets and Goodwill	19	Note 27	Subsequent Events	32
Note 14	Convertible Debentures	20

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Financial Position
As at September 30, 2022 and June 30, 2022 Amounts reflected in thousands of Canadian dollars)

	Notes	September 30, 2022	June 30, 2022
		$	$
Assets
Current
Cash and cash equivalents		369,278	437,807
Restricted cash	21	58,950	50,972
Accounts receivable	3, 4, 26(a)	45,841	46,995
Income taxes receivable		100	57
Marketable securities	5(a)	375	1,331
Biological assets	7	19,735	23,827
Inventory	8	126,507	116,098
Prepaids and other current assets		5,395	6,539
Assets held for sale	10	55,645	61,495
		681,826	745,121
Property, plant and equipment	9	320,194	233,465
Derivatives	5(b)	25,611	26,283
Deposits		2,860	3,134
Loan receivable		776	16
Investments in associates and joint ventures	6	1,237	1,207
Lease receivable		4,391	4,434
Intangible assets	13	99,747	70,696
Goodwill	13	18,750	—
Deferred tax assets	11	14,535	—
Total assets		1,169,927	1,084,356
Liabilities
Current
Accounts payable and accrued liabilities	26(b)	96,664	69,874
Income taxes payable		4,757	167
Deferred revenue	23	3,984	3,850
Convertible debentures	14	29,826	26,854
Loans and borrowings	15	3,342	—
Lease liabilities	16	6,336	6,150
Provisions		4,156	5,410
Other current liabilities	4	12,572	12,564
Liabilities held for sale	10	5,996	5,988
		167,633	130,857
Convertible debentures	14	213,781	199,650
Loans and borrowings	15	36,910	—
Lease liabilities	16	35,372	36,837
Derivative liability	14, 17(c)	38,109	37,297
Contingent consideration payable	11, 26(b)	17,478	14,371
Other long-term liability	11	48,751	128
Deferred tax liability	11	17,396	2,862
Total liabilities		575,430	422,002
Shareholders’ equity
Share capital	17	6,764,621	6,754,626
Reserves		151,231	157,213
Accumulated other comprehensive loss		(209,147)	(211,721)
Deficit		(6,150,250)	(6,038,275)
Total equity attributable to Aurora shareholders		556,455	661,843
Non-controlling interests	12	38,042	511
Total equity		594,497	662,354
Total liabilities and equity		1,169,927	1,084,356

Nature of Operations (Note 1)
Commitments and Contingencies (Note 22)
Subsequent Events (Note 27)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

3

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Comprehensive Loss
Three months ended September 30, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	Three months ended September 30,
	Notes	2022	2021
		$	$
Revenue from sale of goods	23	55,373	69,477
Revenue from provision of services	23	362	449
Excise taxes	23	(6,472)	(9,818)
Net revenue		49,263	60,108
Cost of sales	8	47,824	33,363
Gross profit before fair value adjustments		1,439	26,745
Changes in fair value of inventory sold	8	24,263	12,642
Unrealized gain on changes in fair value of biological assets	7	(21,116)	(11,345)
Gross (loss) profit		(1,708)	25,448
Expense General and administration		29,373	30,305
Sales and marketing		12,807	15,455
Acquisition costs		1,914	175
Research and development		1,603	3,671
Depreciation and amortization	9, 13	3,556	12,370
Share-based compensation	18(a)(b)(c)	2,863	2,847
		52,116	64,823
Loss from operations		(53,824)	(39,375)
Other (expense) income
Legal settlement and contract termination fees	22(a), (b)(i)	(639)	(89)
Interest and other income		4,067	451
Finance and other costs	26(b)	(10,570)	(15,340)
Foreign exchange (“FX”) (loss) gain		(1,182)	448
Other (losses) gain	20	(1,679)	43,146
Restructuring charges		(37)	(1,333)
		(10,040)	27,283
Loss from operations before taxes		(63,864)	(12,092)
Income tax (expense) recovery
Current		(2,958)	(173)
Deferred, net	11	14,935	381
		11,977	208
Net loss		(51,887)	(11,884)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

4

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Comprehensive Loss
Three months ended September 30, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(Continued)

Three months ended September 30,
	Notes	2022	2021
		$	$
Other comprehensive (loss) income (“OCI”) that will not be reclassified to net loss
Unrealized gain on marketable securities	5(a)	(753)	(916)
		(753)	(916)
Other comprehensive (loss) income that may be reclassified to net loss
Share of loss from investment in associates	6	—	(2)
Foreign currency translation loss (gain)		3,327	(2,308)
		3,327	(2,310)
Total other comprehensive loss (gain)		2,574	(3,226)
Comprehensive loss		(49,313)	(15,110)
Net loss attributable to:
Aurora Cannabis Inc.		(51,604)	(11,884)
Non-controlling interests	12	(283)	—
Comprehensive loss attributable to:
Aurora Cannabis Inc.		(49,030)	(15,110)
Non-controlling interests		(283)	—
Loss per share - basic and diluted
Total operations	19	($0.17)	($0.06)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

5

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Changes in Equity
Three months ended September 30, 2022 ( Amounts reflected in thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves						AOCI
	Note	Common Shares	Amount	Share-Based Compensation	Compensation Options/Warrants/ Shares to be Issued	Convertible Notes	Change in Ownership Interest	Obligation to Issue Shares	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Deficit	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2022		297,772,238	6,754,626	206,244	37,350	419	(86,800)	—	157,213	(213,394)	18,919	208	(17,454)	(211,721)	(6,038,275)	511	662,354
Shares issued/issuable for business combinations	11, 17(b)	2,614,995	9,683	—	(9,683)	—	—	—	(9,683)	—	—	—	—	—	—	—	—
Shares issued through equity financing	17(b)	—	—	—	—	—	—	1,448	1,448	—	—	—	—	—	—	—	1,448
Equity financing transaction costs		—	(119)	—	—	—	—	—	—	—	—	—	—	—	—	—	(119)
Deferred tax on transaction costs		—	(179)	—	—	—	—	—	—	—	—	—	—	—	—	—	(179)
Exercise of RSUs, PSUs and DSUs	18(b)	50,200	610	(610)	—	—	—	—	(610)	—	—	—	—	—	—	—	—
Share-based compensation	18	—	—	2,863	—	—	—	—	2,863	—	—	—	—	—	—	—	2,863
NCI contribution	12	—	—	—	—	—	—	—	—	—	—	—	—	—	—	25,891	25,891
Recognition of put option liability	11	—	—	—	—	—	—	—	—	—	—	—	—	—	(48,448)	—	(48,448)
Change in ownership interests in net assets	12	—	—	—	—	—	—	—	—	—	—	—	—	—	(11,923)	11,923	—
Comprehensive loss for the period		—	—	—	—	—	—	—	—	(753)	—	—	3,327	2,574	(51,604)	(283)	(49,313)
Balance, September 30, 2022		300,437,433	6,764,621	208,497	27,667	419	(86,800)	1,448	151,231	(214,147)	18,919	208	(14,127)	(209,147)	(6,150,250)	38,042	594,497

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

6

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Changes in Equity
Three months ended September 30, 2022 ( Amounts reflected in thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves					AOCI
	Note	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Deficit	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2021		198,068,923	6,424,296	200,214	27,667	419	(86,800)	141,500	(211,327)	18,919	210	(14,813)	(207,011)	(4,321,085)	—	2,037,700
Equity financing transaction costs		—	(84)	—	—	—	—	—	—	—	—	—	—	—	—	(84)
Deferred tax on transaction costs		—	(381)	—	—	—	—	—	—	—	—	—	—	—	—	(381)
Exercise of RSUs and DSUs	18(b)	11,675	342	(342)	—	—	—	(342)	—	—	—	—	—	—	—	—
Share-based compensation	18	—	—	2,847	—	—	—	2,847	—	—	—	—	—	—	—	2,847
NCI Contribution	12	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Shares issued from treasury		44,390	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Comprehensive income (loss) for the period		—	—	—	—	—	—	—	(916)	—	(2)	(2,308)	(3,226)	(11,884)	—	(15,110)
Balance, September 30, 2021		198,124,988	6,424,173	202,719	27,667	419	(86,800)	144,005	(212,243)	18,919	208	(17,121)	(210,237)	(4,332,969)	—	2,024,972

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

7

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Cash Flows
Three months ended September 30, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars)

		Three months ended September 30, 2021
	Notes	2022	2021
		$	$
Operating activities
Net loss from continuing operations		(51,887)	(11,884)
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	7	(21,116)	(11,345)
Changes in fair value included in inventory sold	8	24,263	12,642
Depreciation of property, plant and equipment	9	9,778	16,170
Amortization of intangible assets	13	181	8,417
Share-based compensation		2,863	2,847
Accrued interest and accretion expense	14	2,898	2,525
Interest and other expense (income)		2	(337)
Deferred tax recovery		(14,935)	(381)
Other losses (gains)	20	1,679	(28,734)
Foreign exchange (gain) loss		6,110	(519)
Restructuring charges		37	813
Changes in non-cash working capital	21	8,989	(12,886)
Net cash used in operating activities		(31,138)	(22,672)
Investing activities
Investment in derivatives		203	—
Loan receivable		(760)	(2,849)
Purchase of property, plant and equipment and intangible assets		(5,555)	(4,104)
Disposal of property, plant and equipment		5,573	7,157
Acquisition of businesses, net of cash acquired	11	(38,790)	—
Deposits (paid) received		(2,602)	155
Net cash provided by (used in) investing activities		(41,931)	359
Financing activities
Proceeds from long term loans		842	—
Repayment of short-term loans		(701)	—
Payments of principal portion of lease liabilities	16	(1,678)	(1,551)
Restricted cash		(7,978)	(32,116)
Shares issued for cash, net of share issue costs		(119)	(84)
Net cash used in financing activities		(9,634)	(33,751)
Effect of foreign exchange on cash and cash equivalents		14,174	7,398
Decrease in cash and cash equivalents		(68,529)	(48,666)
Cash and cash equivalents, beginning of period		437,807	421,457
Cash and cash equivalents, end of period		369,278	372,791
Supplemental cash flow information (Note 21)
The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

8

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended September 30, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 1 Nature of Operations

Aurora Cannabis Inc. (the “Company” or “Aurora”) was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the Nasdaq Global Select Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is 500 - 10355 Jasper Avenue, Edmonton, Alberta, Canada, T5J 1Y6. The Company’s registered and records office address is Suite 1700, 666 Burrard Street , Vancouver, British Columbia, V6C 2X8.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis related products in Canada and internationally. Aurora currently conducts the following key business activities in the jurisdictions listed below:

•	Production, distribution and sale of medical and consumer cannabis products in Canada pursuant to the Cannabis Act;
•	Distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act; and
•	Distribution of wholesale medical cannabis in various international markets, including Australia, the Caribbeans, South America and Israel;

On August 25, 2022, the Company acquired a 50.1% controlling interest in Bevo Agtech Inc. (“Bevo”), the sole parent of Bevo Farms Ltd. in order to support the Company’s principal cannabis operations. Bevo is one of the largest suppliers of propagated vegetables and ornamental plants in North America.

Note 2 Significant Accounting Policies and Judgments

(a)	Basis of Presentation and Measurement

The condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), and interpretations of the IFRS Interpretations Committee (“IFRIC”). Unless otherwise noted, all amounts are presented in thousands of Canadian dollars, except share and per share data.

The Company has reclassified certain comparative balances to conform with the current period’s presentation.

The condensed consolidated interim financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, critical estimates and methods described in the Company’s annual consolidated financial statements, except for the adoption of new accounting policies (Note 2(c) and (d)). Given that certain information and footnote disclosures, which are included in the annual audited consolidated financial statements, have been condensed or excluded in accordance with IAS 34, these condensed consolidated interim financial statements should be read in conjunction with our annual audited consolidated financial statements as at and for the year ended June 30, 2022, including the accompanying notes thereto.

(b)	Basis of Consolidation

The consolidated financial statements include the financial results of the Company and its subsidiaries. Subsidiaries include entities which are wholly-owned as well as entities over which Aurora has the authority or ability to exert power over the investee’s financial and/or operating decisions (i.e. control), which in turn may affect the Company’s exposure or rights to the variable returns from the investee. The consolidated financial statements include the operating results of acquired or disposed entities from the date control is obtained or the date control is lost, respectively. All intercompany balances and transactions are eliminated upon consolidation.

The Company’s principal subsidiaries during the three months ended September 30, 2022 are as follows:

9

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended September 30, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Major subsidiaries	Percentage Ownership	Functional Currency
1769474 Alberta Ltd. (“1769474”)	100%	Canadian Dollar
2105657 Alberta Inc. (“2105657”)	100%	Canadian Dollar
Aurora Cannabis Enterprises Inc. (“ACE”)	100%	Canadian Dollar
Aurora Deutschland GmbH (“Aurora Deutschland”)	100%	European Euro
Aurora Nordic Cannabis A/S (“Aurora Nordic”)	100%	Danish Krone
Reliva, LLC (“Reliva”)	100%	United States Dollar
TerraFarma Inc.	100%	Canadian Dollar
Whistler Medical Marijuana Corporation (“Whistler”)	100%	Canadian Dollar
Bevo Agtech Inc.	50.1%	Canadian Dollar
CannaHealth Therapeutics Inc.	100%	Canadian Dollar
ACB Captive Insurance Company Inc.	100%	Canadian Dollar

All shareholdings are of ordinary shares or other equity. Other subsidiaries, while included in the consolidated financial statements, are not material and have not been reflected in the table above.

(c)       New Accounting Policy

Put Option Liability

The Company has entered into a put option with certain non-controlling interest shareholders of Bevo such that the Company is required to purchase their shareholding under certain conditions as of the exercise date. When accounting for options related to non-controlling interests, the Company applies IFRS 10, Consolidated Financial Statements, and the terms of the contracts are analyzed to assess whether they provide the Company or the non-controlling interest with access to the risks and rewards associated with the actual ownership of the shares. The Company has elected the present-access method of accounting for non-controlling interests. As a result, the Company has recognized a financial liability at the present value of the amount payable on exercise of the put option. Remeasurement adjustments are recorded in defict.

(d)       Adoption of New Accounting Pronouncements

Amendments to IAS 41: Agriculture

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IAS 41. The amendment removes the requirement for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company adopted the Amendments to IFRS 41 effective July 1, 2022 which did not have a material impact to the Company’s consolidated financial statements.

Amendments to IFRS 9: Financial Instruments

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company adopted the Amendments to IFRS 9 effective July 1, 2022 which did not have a material impact to the Company’s consolidated financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company adopted the amendments to IAS 37 effective July 1, 2022 which did not have a material impact to the Company’s consolidated financial statements.

(e)	New Accounting Pronouncements Not Yet Adopted

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

10

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended September 30, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

IFRS 17 - Insurance Contracts

IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The standard is effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of this standard on the Company’s consolidated financial statements.

Note 3 Accounts Receivable
	Notes	September 30, 2022	June 30, 2022
		$	$
Trade receivables	26(a)	35,796	32,465
Sales taxes receivable		748	3,137
Lease receivable	26(a)	1,995	1,883
Consideration receivable from divestiture		2,321	2,361
Government grant receivable	4	1,913	6,088
Other receivables (1)		3,068	1,061
		45,841	46,995

(1)       Includes interest receivable from the convertible debenture investments (Note 14).

Note 4 Government Grant

In April 2020, the Government of Canada announced the Canada Emergency Wage Subsidy (“CEWS”) program. CEWS provides a wage subsidy on eligible remuneration, subject to limits per employee, to eligible employers based on certain criteria, including the demonstration of revenue declines. The Company has determined that it has qualified for this subsidy and has applied for CEWS. For the three months ended September 30, 2022, the Company has recognized no government grant income (September 30, 2021 - $14.4 million), within other gains (losses) in the statement of comprehensive loss. Estimation uncertainty arises when interpreting certain definitions as prescribed by CEWS. For the three months ended September 30, 2022, the Company received no cash (June 30, 2022 - $19.5 million) from CEWS. As at September 30, 2022, $12.4 million (June 30, 2022 - $12.4 million) is recognized as other current liabilities on the statement of financial position.

For the three months ended September 30, 2022, the Company received a $3.3 million government grant related to the co-generation project at the Aurora River facility to further offset the capital expenditures.

11

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 5 Marketable Securities and Derivatives

(a)	Marketable securities

At September 30, 2022, the Company held the following marketable securities:

Financial asset hierarchy level	Level 1	Level 1	Level 1
Marketable securities designated at fair value through other comprehensive income (“FVTOCI”)	Radient	Choom	CTT Pharmaceutical Holdings	Total
	$	$	$	$
Balance, June 30, 2022	1,128	—	203	1,331
Disposals	—	—	(203)	(203)
Unrealized loss on changes in fair value	(753)	—	—	(753)
Balance, September 30, 2022	375	—	—	375

Unrealized gain (loss) on marketable securities
Three months ended September 30, 2022
OCI unrealized gain	(753)	—	—	(753)
Three months ended September 30, 2021
OCI unrealized gain (loss)	(753)	(99)	(64)	(916)

(b)	Derivatives

At September 30, 2022, the Company held the following derivative investments:

Financial asset hierarchy level	Level 2	Level 2	Level 3	Level 2	Level 3
Derivatives and convertible debentures at fair value through profit or loss (“FVTPL”)	ACI	Choom	Investee-B	High Tide	Investee-C	Total
	$	$	$	$	$	$
Balance, June 30, 2022	1,418	—	13,961	8,442	2,462	26,283
Repayment	—	—	—	(537)	—	(537)
Unrealized gain (loss) on changes in fair value	(934)	—	(63)	(40)	27	(1,010)
Foreign exchange	—	—	875	—	—	875
Balance, September 30, 2022	484	—	14,773	7,865	2,489	25,611
Unrealized gain (loss) on derivatives (Note 20) Three months ended September 30, 2022
Foreign exchange	—	—	875	—	—	875
Unrealized gain (loss) on changes in fair value	(934)	—	(63)	(40)	27	(1,010)
	(934)	—	812	(40)	27	(135)
Three months ended September 30, 2021
Foreign exchange	—	—	397	—	—	397
value	(2,009)	202	(334)	(2,899)	(4)	(5,044)
	(2,009)	202	63	(2,899)	(4)	(4,647)

Note 6 Investments in Associates and Joint Ventures

The carrying value of investments in associates and joint ventures consist of:

		Venn Cannabis
	Note
		$
Balance, June 30, 2022		1,207
Share of net income(1)	20	30
Balance, September 30, 2022		1,237

(1)       Represents an estimate of the Company’s share of net income based on the latest available information of each investee.

12

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 7 Biological Assets
The following is a breakdown of biological assets:

	September 30, 2022	June 30, 2022
	$	$
Indoor cannabis production facilities	14,131	23,367
Outdoor cannabis production facilities	1,651	460
Non-cannabis production facilities	3,953	—
	19,735	23,827
a) Indoor cannabis production facilities

The following inputs and assumptions are all categorized within Level 3 on the fair value hierarchy and were used in determining the fair value of indoor cannabis biological assets:

Inputs and assumptions	Description	Correlation between inputs and fair value
Average selling price per gram	Represents the average selling price per gram of dried cannabis net of excise taxes, where applicable, for the period for all strains of cannabis sold, which is expected to approximate future selling prices.	If the average selling price per gram were higher (lower), estimated fair value would increase (decrease).
Average attrition rate	Represents the weighted average number of plants culled at each stage of production.	If the average attrition rate was lower (higher), estimated fair value would increase (decrease).
Weighted average yield per plant	Represents the weighted average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant.	If the weighted average yield per plant was higher (lower), estimated fair value would increase (decrease).
Standard cost per gram to complete production	Based on actual production costs incurred divided by the grams produced in the period.	If the standard cost per gram to complete production was lower (higher), estimated fair value
Weighted average effective yield	Represents the estimated percentage of harvested product that meets specifications in order to be sold as a dried cannabis product.	If the weighted average effective yield were higher (lower), the estimated fair value would increase (decrease).
Stage of completion in the production process	Calculated by taking the weighted average number of days in production over a total average grow cycle of approximately twelve weeks.	If the number of days in production was higher (lower), estimated fair value would increase (decrease).

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at indoor cannabis production facilities:

	Range of inputs			Impact on fair value
Significant inputs & assumptions	September 30,	June 30,	Sensitivity	September 30,	June 30,
	2022	2022		2022	2022
Average selling price per gram	$4.31	$5.18	Increase or decrease of $1.00 per gram	$4,603	$9,813
Weighted average yield (grams per plant)	45.00	39.16	Increase or decrease by 5 grams per plant	$1,620	$3,219
Weighted average effective yield	85%	89%	Increase of decrease by 5%	$746	$1,104
Cost per gram to complete production	$1.28	$1.52	Increase or decrease of $1.00 per gram	$4,705	$6,607

As of September 30, 2022, the weighted average fair value less cost to complete and cost to sell a gram of dried cannabis produced at its indoor cannabis cultivation facilities was $2.48 per gram (June 30, 2022 - $3.12 per gram).

During the three months ended September 30, 2022, the Company’s indoor cannabis biological assets produced 16,873 kilograms of dried cannabis (September 30, 2021 - 17,220 kilograms). As at September 30, 2022, it is expected that the Company’s indoor cannabis biological assets will yield approximately 10,755 kilograms (June 30, 2022 - 14,754 kilograms) of dried cannabis when harvested. As of September 30, 2022, the weighted average stage of growth for indoor biological assets was 53% (June 30, 2022 - 50%).

13

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

b)	Outdoor cannabis production facilities

Inputs and assumptions	Description	Correlation between inputs and fair value
Average selling price per unit of extract finished goods	Represents the average selling price per unit of extract finished goods net of excise taxes, where applicable, for the period for all strains of cannabis sold, which is expected to approximate future selling prices.	If the average selling price per unit were higher (lower), estimated fair value would increase (decrease).
Conversion ratio of bulk harvest fresh frozen grams to finished goods	Represents the average conversion ratio of harvested bulk fresh frozen grams to finished good units produced and sold.	If the conversion ratio were higher (lower), estimated fair value would decrease (increase).
Expected yield per harvest	Represents the expected yield of the seasonal harvest.	If the expected yield was higher (lower), estimated fair value would increase (decrease).
Standard cost per gram to complete production	Based on actual production costs incurred divided by the fresh frozen grams expected to be produced in the period.	If the standard cost per gram to complete production was lower (higher), estimated fair value would increase (decrease).
Stage of completion in the production process	Calculated by taking the weighted average number of days in production over a total average grow cycle of approximately sixteen weeks.	If the number of days in production was higher (lower), estimated fair value would increase (decrease).

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at outdoor cannabis production facilities:

	Range of inputs			Impact on fair value
Significant inputs & assumptions	September 30, 2022	June 30, 2022	Sensitivity	September 30, 2022	June 30, 2022
Average selling price per unit of extract finished goods	$18.24	$18.58	Increase or decrease of $5.00 per unit of extract finished goods	$482	$136
Conversion ratio of bulk harvest fresh frozen grams to finished goods	0.027	0.021	Increase or decrease by 10%	$655	$198
Cost per fresh frozen gram to complete production	$0.32	$0.25	Increase or decrease of $1.00 per wet weight gram	$306	$86

As of September 30, 2022, the weighted average fair value less cost to complete and cost to sell a gram of fresh frozen cannabis produced at its outdoor cannabis cultivation facilities was $0.17 per gram (June 30, 2022 - $0.13).

During the three months ended September 30, 2022, the Company’s outdoor cannabis biological assets produced 6,111 kilograms (September 30, 2021 - nil) of fresh frozen weight of cannabis. As at September 30, 2022, it is expected that the Company’s outdoor cannabis biological assets will yield approximately 10,213 kilograms (June 30, 2022 - 9,075 kilograms) of fresh frozen weight of cannabis when harvested. As of September 30, 2022, the weighted average stage of growth for the outdoor biological assets was 95% (June 30, 2022 - 38% ).

c)	Non-cannabis production facilities

Inputs and assumptions	Description	Correlation between inputs and fair value
Average selling price per plant	Represents average selling price per plant, which is based on actual orders received from customers.	If average selling price per plant were higher (lower), estimated fair value would increase (decrease).
Stage of completion in the production process	Calculated by taking the number of days in production over the promised date less the propagation date.	If the number of days in production was higher (lower), estimated fair value would increase (decrease).

14

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at non-cannabis production facilities:

	Range of inputs			Impact on fair value
Significant inputs & assumptions	September 30, 2022	June 30, 2022	Sensitivity	September 30, 2022	June 30, 2022
Average selling price per vegetable plant	$1.47	n/a	Increase or decrease by 10%	$61	n/a
Average selling price per floral/bedding plant	$6.32	n/a	Increase or decrease by 10%	$311	n/a
Average stage of completion in the production process	55%	n/a	Increase or decrease by 10%	$665	n/a

As of September 30, 2022, the weighted average fair value per non-cannabis plant was $1.67 per plant.

The Company’s estimates are, by their nature, subject to change, and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

The changes in the carrying value of biological assets during the period are as follows:

$
Balance, June 30, 2022	23,827
Production costs capitalized	21,468
Biological assets acquired through business combinations (Note 11)	4,873
Sale of biological assets	(3,215)
Foreign currency translation	(12)
Changes in fair value less cost to sell due to biological transformation	21,116
Transferred to inventory upon harvest	(48,322)
Balance, September 30, 2022	19,735

Note 8 Inventory

The following is a breakdown of inventory:

	September 30, 2022			June 30, 2022
	Capitalized cost	Fair value adjustment	Carrying value	Capitalized cost	Fair value adjustment	Carrying value
Harvested cannabis	$	$	$	$	$	$

Work-in-process	38,495	27,987	66,482	40,285	27,297	67,582
Finished goods	14,653	3,932	18,585	9,151	2,444	11,595
	53,148	31,919	85,067	49,436	29,741	79,177

Extracted cannabis
Work-in-process	9,601	1,943	11,544	13,577	2,348	15,925
Finished goods	8,645	738	9,383	8,257	650	8,907
	18,246	2,681	20,927	21,834	2,998	24,832

Supplies and consumables	19,260	—	19,260	10,817	—	10,817

Merchandise and accessories	1,253	—	1,253	1,272	—	1,272

Ending balance	91,907	34,600	126,507	83,359	32,739	116,098

During the period ended September 30, 2022, inventory expensed to cost of goods sold was $72.1 million (September 30, 2021 - $46.0 million), which included $24.3 million (September 30, 2021 - $12.6 million) of non-cash expense related to the changes in fair value of inventory sold.

15

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

During the period ended September 30, 2022, the Company recognized $47.5 million (September 30, 2021 - $0.7 million) in inventory impairment losses consisting of $22.4 million (September 30, 2021 - $5.5 million) recognized in changes in fair value of inventory sold and $25.1 million (September 30, 2021 - $(4.8) million) recognized in cost (recovery) of sales.

Note 9 Property, Plant and Equipment

The following summarizes the carrying values of property, plant and equipment for the periods reflected:

September 30, 2022					June 30, 2022
	Cost	Accumulated depreciation	Impairment	Net book value	Cost	Accumulated depreciation	Impairment	Net book value
Owned assets
Land	34,894		—	34,894	14,351	—	(1,224)	13,127
Real estate	229,040	(78,516)	—	150,524	396,848	(76,010)	(224,034)	96,804
Construction in progress	28,115	—	—	28,115	34,260	—	(9,168)	25,092
Computer software & equipment	30,875	(28,481)	—	2,394	31,960	(28,244)	(555)	3,161
Furniture & fixtures	7,398	(4,979)	—	2,419	10,057	(5,818)	(1,558)	2,681
Production & other equipment	157,310	(85,917)	—	71,393	168,829	(86,287)	(22,080)	60,462
Total owned assets	487,632	(197,893)	—	289,739	656,305	(196,359)	(258,619)	201,327
Right-of-use lease assets
Land	7,280	(1,217)	—	6,063	7,443	(1,192)	—	6,251
Real estate	39,435	(15,850)	—	23,585	40,530	(14,990)	(496)	25,044
Production & other equipment	5,248	(4,441)	—	807	5,087	(4,244)	—	843
Total right-of-use lease assets	51,963	(21,508)	—	30,455	53,060	(20,426)	(496)	32,138
Total property, plant and equipment	539,595	(219,401)	—	320,194	709,365	(216,785)	(259,115)	233,465

The following summarizes the changes in the net book values of property, plant and equipment for the periods presented:

	Balance, June 30, 2022	Additions	Additions from business combinations	Disposals	Other (1)	Depreciation	Foreigncurrency translation	Balance, September 30, 2022
Owned assets Land	13,127	—	21,770	—	—	—	(3)	34,894
Real estate	96,804	525	52,350	—	3,916	(3,068)	(3)	150,524
Construction in progress	25,092	2,205	1,134	—	(735)	—	419	28,115
Computer software & equipment	3,161	161	—	—	(690)	(240)	2	2,394
Furniture & fixtures	2,681	25	—	—	(862)	558	17	2,419
Production & other equipment	60,462	813	17,633	—	(2,422)	(5,542)	449	71,393
Total owned assets	201,327	3,729	92,887	—	(793)	(8,292)	881	289,739
Right-of-use leased assets
Land	6,251	—	—	(29)	—	(162)	3	6,063
Real estate	25,044	57	—	(473)	—	(1,127)	84	23,585
Production & other equipment	843	235	—	—	(72)	(197)	(2)	807
Total right-of-use lease assets	32,138	292	—	(502)	(72)	(1,486)	85	30,455
Total property, plant and equipment	233,465	4,021	92,887	(502)	(865)	(9,778)	966	320,194

(1)	Includes reclassification of construction in progress cost when associated projects are complete. Includes the transfer of facilities to assets held for sale as at September 30, 2022 (Note 10).

Depreciation relating to manufacturing equipment and production facilities for owned and right-of-use leased assets is capitalized into biological assets and inventory, and is expensed to cost of sales upon the sale of goods. During the three months ended September 30, 2022, the Company recognized $8.3 million (September 30, 2021 - $14.5 million) of depreciation expense of which $4.7 million (September 30, 2021 - $9.3 million) was reflected in cost of sales.

16

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 10 Assets and Liabilities Held for Sale

Assets held for sale are comprised of the following:

	Colombia Property	Aurora Sun	Valley	Polaris	Whistler Alpha Lake	Total
	$	$	$			$
Balance, June 30, 2022	1,925	34,404	5,850	18,678	638	61,495
Net proceeds from disposal	—	—	(5,573)	—	—	(5,573)
Loss on disposal (1)	—	—	(277)	—	—	(277)
Balance, September 30, 2022	1,925	34,404	—	18,678	638	55,645

(1) The loss on disposal is recognized in other gains (losses) (Note 20) in the statement of comprehensive loss.

Liabilities held for sale are comprised of the following:
	September 30, 2022	June 30, 2022
Aurora Sun	$	$
Accounts payable and accrued liabilities	19	11
Provisions	2,000	2,000
Total	2,019	2,011
Polaris
Lease Liability	3,977	3,977

Total Liabilities Held for Sale	5,996	5,988

Aurora Sun

During the year ended June 30, 2022, the Company entered into a share purchase agreement (the “Agreement”) to sell 2105657 Alberta Ltd., a wholly-owned subsidiary which owns the Aurora Sun facility located in Alberta. The assets and liabilities of the subsidiary were reclassified to assets and liabilities held for sale following the execution of the Agreement. The closing of the transaction was subject to certain standard closing conditions for both parties. During the three months ended September 30, 2022, the Company has given notice to terminate the agreement due to the prospective buyer’s failure to fulfill closing conditions.

Valley

In connection with the restructuring announced during the year ended June 30, 2022, the Company sold its Valley facility for net proceeds of $5.6 million. As a result, the Company recognized a $0.3 million loss on disposal which is recognized in other gains (losses) in the statement of comprehensive loss (Note 20).

Note 11 Business Combinations

Bevo Agtech Inc. (“Bevo”)

On August 25, 2022, a wholly-owned subsidiary of the Company acquired a 50.1% controlling interest in Bevo, the sole parent of Bevo Farms Ltd., one of the largest suppliers of propagated vegetables and ornamental plants in North America. The transaction included initial consideration of $44.8 million consisting of $38.8 million paid in cash, $3.0 million paid into escrow for indemnity holdback, and $3.0 million paid into escrow relating to performance holdbacks which are releasable upon Bevo meeting certain financial targets (the “Performance Holdback”). The Performance Holdback payable was measured at fair value of $2.2 million. The total cash consideration of $6.0 million paid into escrow has been recognized as an increase in restricted cash, with a corresponding increase of $3.0 million in accounts payable and accrued liabilities related to the indemnity holdback; $2.2 million in contingent consideration payable related to the Performance Holdback and $0.8 million in goodwill on the consolidated statement of financial position.

Additional consideration of up to $12.0 million in potential earnout amount is payable in cash or Common Shares at the election of the Company, subject to Bevo successfully achieving certain financial milestones at its Site One facility in Langley, British Columbia. The additional consideration was measured at fair value and recognized as an increase of $0.7 million in contingent consideration payable, with a corresponding increase in goodwill, on the consolidated financial statement of financial position. In connection with the potential earnout, the Company has pledged 6,596,761 of Bevo Common Shares owned by the Company as security to the non-controlling shareholders of Bevo.

17

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The transaction includes call options such that the Company and certain non-controlling shareholders of Bevo may acquire additional Common Shares of Bevo based on Bevo’s EBITDA performance and in the event of an Adverse Change of Control, as defined in the Bevo shareholders agreement. The call options are derivative instruments measured at fair value on the date of acquisition with subsequent changes recognized in net loss. The fair value of the call options at the date of acquisition were determined to be nominal in the provisional purchase price allocation. In addition, the transaction includes a put option with certain non-controlling shareholders of Bevo such that the Company is required to purchase up to an additional 40.4% of the Common Shares of Bevo based of Bevo’s EBITDA performance. As a result, the Company has recognized a financial liability of $48.0 million on the date of acquisition at the present value of the amount payable on exercise of the put option. At September 30, 2022 the present value of the amount payable on exercise of the put option was $48.4 million which resulted in the change of $0.4 million recorded in deficit.

Preliminary Fair Value of Consideration Transferred Cash paid	38,844
Performance holdback	2,153
Indemnity holdback	3,000
Contingent consideration	749
44,746
Preliminary Fair Value of net identifiable assets Cash	54
Accounts receivables	3,317
Biological assets	4,873
Inventories	4,366
Prepaid expenses and deposits	749
Property, plant and equipment	92,887
Intangible assets Customer relationships	5,600
Software	247
112,093
Accounts payable and accruals	3,699
Income taxes payable	1,660
Deferred revenue	151
Loans and borrowings	39,934
Deferred tax liability	14,762
60,206
Provisional purchase price allocation Net identifiable assets acquired	51,887
Non-controlling interest	(25,891)
Goodwill	18,750
44,746
Net cash outflows Cash consideration paid	(38,844)
Cash acquired	54
(38,790)

Goodwill arising from the acquisition represents future income and growth, and other intangibles that do not qualify for separate recognition. The goodwill arising on this acquisition is expected to be fully deductible for tax purposes.

Management continues to gather relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The values assigned are, therefore, preliminary and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable property, plant, and equipment, intangible assets and the allocation of goodwill.

18

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

For the three months ended September 30, 2022, Bevo accounted for $3.3 million in revenue and $0.7 million in net loss since the August 25, 2022 acquisition date. If the acquisition had been completed on July 1, 2022, the Company estimates that Bevo would have accounted for $5.3 million in revenue and $1.2 million in net loss for the three months ended September 30, 2022.

In connection with the acquisition of Bevo, the Company recognized non-controlling interests in Bevo of $25.9 million, which represents the non- controlling interest portion of 49.9% of the fair value of the net identifiable assets acquired.

As a result of the transaction, the Company recognized a deferred tax asset of $14.5 million with a corresponding recovery of deferred taxes on the consolidated statement of comprehensive loss.

Included in acquisition costs expense for the three months ended September 30, 2022, are $1.0 million of transaction costs related to the acquisition of Bevo.

Note 12 Non-controlling Interest (“NCI”)

The change in non-controlling interest is as follows:

	Bevo	Other	Total
	$	$	$
Balance, June 30, 2022	—	511	511
Acquired through business acquisitions (Note 11)	25,891	—	25,891
Change in ownership interests in net assets	11,923	—	11,923
Share of (loss) profit for the period	(365)	82	(283)
Balance, September 30, 2022	37,449	593	38,042

The Company entered into an agreement to sell its Aurora Sky facility in Edmonton, Alberta and related assets and liabilities to Bevo through the sale of one of the Company’s wholly-owned subsidiaries (the “Aurora Sky Transaction”). Up to $25.0 million could be payable over time by Bevo to the Company in connection with the Aurora Sky Transaction, based on Bevo successfully achieving certain financial milestones at the Aurora Sky Facility. The Aurora Sky Transaction closed on September 30, 2022. The Company recognized the transfer of net assets to Bevo at cost and recorded an increase in non-controlling interest equal to the non-controlling interest’s proportionate share of the carrying value of the net assets transferred of $11.9 million with a corresponding decrease to deficit on the consolidated statement of financial position.

Note 13 Intangible Assets and Goodwill

The following is a continuity schedule of intangible assets and goodwill:

	September 30, 2022				June 30, 2022
	Cost	Accumulated amortization	Impairment	Net book value	Cost	Accumulated amortization	Impairment	Net book value
Definite life intangible assets:
Customer relationships	68,724	(41,224)	—	27,500	89,626	(48,975)	(40,651)	—
Permits and licenses	94,437	(80,247)	—	14,190	116,966	(38,888)	(63,724)	14,354
Patents	1,199	(1,064)	—	135	1,957	(777)	(1,053)	127
Intellectual property and know- how	28,221	(28,221)	—	—	78,099	(49,878)	(28,221)	—
Software	24,443	(22,693)		1,750	42,639	(16,618)	(26,021)	—
Indefinite life intangible assets:
Brand	36,200	—	—	36,200	157,499	—	(121,300)	36,199
Permits and licenses	19,972	—	—	19,972	23,973	—	(3,957)	20,016
Total intangible assets	273,196	(173,449)	—	99,747	510,759	(155,136)	(284,927)	70,696
Goodwill	18,750	—	—	18,750	914,275	—	(914,275)	—
Total	291,946	(173,449)	—	118,497	1,425,034	(155,136)	(1,199,202)	70,696

19

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following summarizes the changes in the net book value of intangible assets and goodwill for the periods presented:

	Balance, June 30, 2022	Additions from acquisitions	Additions	Other	Amortization	Foreign currency translation	Balance, September 30, 2022
Definite life intangible assets:
Customer relationships and other	—	5,600	21,900	—	—	—	27,500
Permits and licenses	14,354	—	—	—	(169)	5	14,190
Patents	127	—	20	—	(12)	—	135
Intellectual property and know-how	—	—	—	—	—	—	—
Software	—	247	1,503	—	—	—	1,750
Indefinite life intangible assets:
Brand	36,199	—	—	—	—	1	36,200
Permits and licenses (1)	20,016	—	—	—	—	(44)	19,972
Total intangible assets	70,696	5,847	23,423	—	(181)	(38)	99,747
Goodwill	—	18,750	—	—	—	—	18,750
Total	70,696	24,597	23,423	—	(181)	(38)	118,497

(1)      Indefinite life permits and licenses are predominantly held by the Company’s foreign subsidiaries. Given that these permits and licenses are connected to the subsidiary rather than a specific asset, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows for the Company.

On September 20, 2022, the Company acquired all of the issued and outstanding shares of CannaHealth Therapeutics Inc., a company with assets in the Canadian medical aggregator space, for $21.9 million payable in cash. The Company accounted for this purchase as an asset acquisition and allocated the purchase consideration to intangible assets and deferred compensation with a corresponding increase to accounts payable and accrued liabilities on the consolidated statement of financial position.

As at September 30, 2022, $36.2 million and $20.0 million indefinite life intangibles were allocated to the group of cash generating units (“CGUs”) that comprise the Canadian Cannabis Segment and the International Cannabis Segment, respectively (June 30, 2022 - $36.2 million and $20.0 million respectively).

Note 14 Convertible Debentures

$
Balance, June 30, 2022	226,504
Interest paid	(7,501)
Accretion	6,444
Accrued interest	3,779
Unrealized loss on foreign exchange	14,381
Balance, September 30, 2022	243,607
Current portion	(29,826)
Long-term portion	213,781

On January 24, 2019, the Company issued $460.6 million (US$345.0 million) in aggregate principal amount of Convertible Senior Notes due 2024 (“Senior Notes”) issued at par value. Holders may convert all or any portion of the Senior Notes at any time. The Senior Notes are unsecured, mature on February 28, 2024 and bear cash interest semi-annually at a rate of 5.5% per annum. The initial conversion rate for the Senior Notes is 11.53 Common Shares per US$1,000 principal amount of Senior Notes, equivalent to an initial conversion price of approximately US$86.72 per Common Share. As of September 30, 2022, $286.1 million (US$208.9 million) principal amount of the Senior Notes are outstanding.

In accordance with IFRS 9, the equity conversion option embedded in the Senior Notes was determined to be a derivative liability, which has been recognized separately at its fair value. Subsequent changes in the fair value of the equity conversion option are recognized through profit and loss (i.e. FVTPL). The equity conversion option was classified as an option liability as it can be settled through the issuance of a variable number of shares, cash or a combination thereof, based on the exchange rate and or trading price at the time of settlement.

As of September 30, 2022, the conversion option had a fair value of $0.0 million (June 30, 2022 - $0.0 million) and the Company recognized an unrealized gain of $0.0 million for the three months ended September 30, 2022 (three months ended September 30, 2021 - $1.8 million) on the derivative liability. The fair value of the conversion option was determined based on the Kynex valuation model with the following assumptions: share price of US$1.22 (June 30, 2022 - US$1.32), volatility of 82% (June 30, 2022 - 82%), implied credit spread of 663 bps (June 30, 2022 - 903 bps), and assumed stock borrow rate of 10% (June 30, 2022 - 10%). As of September 30, 2022, the Company has accrued interest payable of

$2.9 million (June 30, 2022 - $6.6 million) on these Senior Notes.

20

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 15 Loans and Borrowings

On August 25, 2022, through the acquisition of Bevo (Note 11), the Company acquired term loans under Bevo’s credit facility (the “Credit Agreement”).

The changes in the carrying value of current and non-current term loan credit facilities are as follows:
Term loan credit facilities
Balance, June 30, 2022
Acquired through business combination (Note 11)	39,934
Additions	842
Accretion	176
Interest payments	(186)
Principal repayments	(515)
Balance, September 30, 2022	40,251
Current portion	(3,342)
Long-term portion	36,909

The term loans consist of the following access to funds under the credit facility:
i.	a $47.8 million term loan (“Term Loan”); and
ii.	a $8.0 million revolving line of credit (“Revolver”)

Under the terms of the Credit Agreement, the Company is subject to certain customary financial and non-financial covenants and restrictions. In addition, the Credit Agreement is secured by a first-ranking security interest over substantially all the property of Bevo Farms Ltd. and its subsidiaries. As at September 30, 2022, the Company was in compliance with all covenants relating to the Credit Agreement.

Term loan

As at September 30, 2022, advances under the Term Loan were made in two tranches, with interest payments based on prime rate plus a margin. As at September 30, 2022, the borrowing rate was 4.905%. Each tranche is scheduled to mature on January 21, 2025. Any remaining principal balance will be due at maturity.

Details regarding the tranches are further discussed below:

i.	Tranche A provided available borrowings of $33.7 million by a way of a single advance. Under the Credit Agreement, Interest is due monthly and the principal balance is repayable in equal quarterly installments of 1/60th of the amount borrowed. An additional $1.1 million was added to the loan balance when the credit agreement was revised in June 2021. As at September 30, 2022, $27.9 million of Tranche A remains unpaid and total interest accrued and paid during the period ended September 30, 2022 was $0.1 million.

ii.	Tranche B provided available borrowings of $13.0 million. Interest is due monthly, and the principal balance is repayable in equal quarterly installments of 1/60th of the amount beginning on the last day of each fiscal quarter commencing September 30, 2019. As at September 30, 2022, $10.8 million remains unpaid and total interest accrued and paid during the period ended September 30, 2022 was $0.1 million.

Revolver

The Revolver provided available aggregate borrowings of up to $8.0 million. Interest payments are based on prime plus a margin that ranges between 0.25% and 1.75%. As at September 30, 2022, $1.2 million was withdrawn from the revolver loan.

Total loans and borrowings principal repayments as at September 30, 2022 are as follows:

$
Next 12 months	3,342
Over 1 year to 2 years	2,061
Over 2 years to 5 years	6,184
Over 5 years	28,344
Total long-term debt repayments	39,931

21

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 16 Lease liabilities The changes in the carrying value of current and non-current lease liabilities are as follows:
$
Balance, June 30, 2022	42,987
Lease additions	304
Disposal of leases	(49)
Lease payments	(2,291)
Lease term reduction and other items	6
Changes due to foreign exchange rates	107
Interest expense on lease liabilities	644
Balance, September 30, 2022	41,708
Current portion	(6,336)
Long-term portion	35,372
Note 17 Share Capital
(a) Authorized
The authorized share capital of the Company is comprised of the following:

i.       Unlimited number of common voting shares without par value.

i.	Unlimited number of Class “A” Shares each with a par value of $1.00. As at September 30, 2022, no Class “A” Shares were issued and outstanding.
i.	Unlimited number of Class “B” Shares each with a par value of $5.00. As at September 30, 2022, no Class “B” Shares were issued and outstanding.

(b) Shares Issued and Outstanding

At September 30, 2022, 300,437,433 Common Shares (June 30, 2022 - 297,772,238) were issued and fully paid.

As at September 30, 2022, the Company was obligated to issue 835,824 Common Shares for $1.4 million in proceeds from the ATM.

(c) Share Purchase Warrants A summary of warrants outstanding is as follows:
	Warrants	Weighted average exercise price
	#	$
Balance, June 30, 2022	89,124,788	6.72
Balance, September 30, 2022	89,124,788	7.09

In accordance with IAS 32 - Financial Instruments: Presentation, the June 2022 Offering Warrants were determined to be derivative liabilities as the proceeds receivable upon exercise may vary due to fluctuations in the foreign exchange rates. The June 2022 Offering Warrants are recognized at their fair values based on quoted market prices with gains and losses recognized in other gains (losses) (Note 20) on the statement of comprehensive loss

In accordance with IAS 32 - Financial Instruments: Presentation, the November 2020 and January 2021 Offering Warrants, which are denominated in U.S. Dollars, were determined to be derivative liabilities as the proceeds receivable upon exercise may vary due to fluctuations in the foreign exchange rates. The Offering Warrants are recognized at their fair values based on quoted market prices with gains and losses recognized in other (losses) gains (Note 20) on the statement of comprehensive loss.

22

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following summarizes the warrant derivative liabilities:

					US$ equivalent
	November 2020 Offering	January 2021 Offering	June 2022 Offering	Total	November 2020 Offering	January 2021 Offering	June 2022 Offering	Total
	$	$		$	$	$		$
Balance, June 30, 2022	4,014	1,531	31,752	37,297	3,113	1,188	24,644	28,945
Additions	—	—	—	—	—	—	—	—
Unrealized (loss) gain on derivative liability	(3,024)	(1,079)	4,886	783	(2,391)	(858)	2,112	(1,137)
Balance, September 30, 2022	990	452	36,638	38,080	722	330	26,756	27,808

The following table summarizes the warrants that remain outstanding as at September 30, 2022:

Exercise Price ($)	Expiry Date	Warrants (#)
4.38 - 41.88 (2)	January 26, 2024 - November 30, 2025	88,596,596
112.46 - 116.09 (1)	August 9, 2023 to August 22, 2024	528,192
		89,124,788

(1)       Includes the November 2020 and January 2021 Offering Warrants exercisable at US$9.00 and US$12.60, respectively.

(2)       Includes the June 2022 Offering Warrants exercisable at US$3.20.

Note 18 Share-Based Compensation (a) Stock Options A summary of stock options outstanding is as follows:
	Stock Options	Weighted Average Exercise Price
	#	$
Balance, June 30, 2022	4,279,283	53.97
Granted	3,384,998	1.86
Exercised (1)	-	-
Expired	(425,636)	54.38
Forfeited	(73,582)	32.72
Balance, September 30, 2022	7,165,063	29.54

(1)       No stock options were exercised during the three months ended September 30, 2022 or the three months ended September 30, 2021.

The following table summarizes the stock options that are outstanding as at September 30, 2022:

Exercise Price ($)	Expiry Date	Weighted Average Remaining Life	Options Outstanding (#)	Options Exercisable (#)
1.67 - 30.00	August 8, 2022 - May 31, 2027	4.49	5,543,911	1,482,504
31.92 - 99.60	August 10, 2022 - January 28, 2025	1.07	586,850	577,109
100.80 - 133.80	January 15, 2023 - March 13, 2026	2.79	880,053	880,053
135.00 - 163.56	January 2, 2023 - May 21, 2024	0.86	154,249	154,249
		3.86	7,165,063	3,093,915

During the three months ended September 30, 2022, the Company recorded aggregate share-based compensation expense of $0.9 million (three months ended September 30, 2021 - $0.8 million) for all stock options granted and vested during the period. This expense is reflected in the share-based compensation line on the statement of comprehensive loss.

Stock options granted during the respective periods highlighted below were fair valued based on the following weighted average assumptions:

23

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	Three months ended Sep 30,
	2022	2021
Risk-free annual interest rate (1)	3.70%	0.60%
Expected annual dividend yield	—%	—%
Expected stock price volatility (2)	86.86%	83.49%
Expected life of options (years) (3)	2.54	2.50
Forfeiture rate	20.65%	20.08%

(1)       The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.

(2)       Volatility was estimated by using the average historical volatilities of the Company and certain competitors.

(3)       The expected life in years represents the period of time that options granted are expected to be outstanding.

The weighted average fair value of stock options granted during the three months ended September 30, 2022 was $1.86 per option (three months ended September 30, 2021 - $4.07 per option).

(b) Restricted Share Units (“RSU”) and Deferred Share Units (“DSU”) A summary of the RSUs and DSUs outstanding are as follows:
	RSUs and DSUs	Weighted Average Issue Price of RSUs and DSUs
	#	$
Balance, June 30, 2022	1,314,534	10.26
Issued	115,267	1.67
Vested, released and issued	(232,805)	12.72
Expired	(210)	94.92
Forfeited	(44,743)	9.98
Balance, September 30, 2022	1,152,043	8.93

(1)       As of September 30, 2022, there were 822,805 RSUs and 329,238 DSUs outstanding (June 30, 2022 - 1,100,563 RSUs and 213,971 DSUs).

During the three months ended September 30, 2022, the Company recorded share-based compensation of $1.6 million (three months ended September 30, 2021 - $1.7 million) for RSUs and DSUs granted and vested during the period. This expense is included in the share-based compensation line on the statement of comprehensive loss.

The weighted average fair value of RSUs and DSUs granted in the three months ended September 30, 2022 was $1.67 per unit (three months ended September 30, 2021 - $8.22 per unit).

The following table summarizes the RSUs and DSUs that are outstanding as at September 30, 2022:

Weighted Average Issue Price ($)	Expiry Date	Outstanding (#)	Vested (#)
$1.67 - $24.96	Feb 10, 2023 - May 17, 2025	1,145,510	547,233
$33.48 - $58.32	Oct 15, 2022 - Mar 13, 2023	2,404	—
$90.12 - $113.16	N/A	4,129	4,129
		1,152,043	551,362

(c) Performance Share Units (“PSUs”)

A summary of the PSUs outstanding is as follows:
		PSUs	Weighted Average Issue Price of PSUs
		#	$
Balance, June 30, 2022		694,371	8.80
Issued		1,725,010	1.87
Vested, released and issued		(167)	8.22
Forfeited		(42,242)	8.98
Balance, September 30, 2022		2,376,972	3.77

24

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following table summarizes the PSUs that are outstanding as at September 30, 2022:

Weighted Average Issue Price ($)	Expiry Date	Outstanding (#)	Vested (#)
$3.32 - $12.96	Sep 10, 2023 - May 17, 2025	2,373,693	302
$13.35 - $23.96	Dec 8, 2023 - Feb 11, 2024	3,279	—
		2,376,972	302

During the three months ended September 30, 2022, the Company recorded share-based compensation of $0.4 million (three months ended September 30, 2021 - $0.3 million) for PSUs granted during the period. This expense is included in the share-based compensation line on the statement of comprehensive loss.

PSUs granted during the three months ended September 30, 2022 were fair valued based on the following weighted average assumptions:

Three months ended September 30, 2022
Risk-free annual interest rate (1)	3.99%
Dividend yield	- %
Expected stock price volatility (2)	94.04%
Expected stock price volatility of peer group (2)	86.71%
Expected life of options (years) (3)	3
Forfeiture rate	6.08%
Equity correlation against peer group (4)	49.74%

(1)       The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the PSUs.

(2)       Volatility was estimated by using the 20-day VWAP historical volatility of Aurora and the peer group of companies.

(3)       The expected life in years represents the period of time that the PSUs granted are expected to be outstanding.

(4)       The equity correlation is estimated by using 1-year historical equity correlations for the Company and the peer group of companies.

The weighted average fair value of PSUs granted during the three months ended September 30, 2022 was $1.05 per unit (three months ended September 30, 2021 - $10.39 per unit).

Note 19 Loss Per Share

The following is a reconciliation of basic and diluted loss per share:

Basic and diluted loss per share

	Three months ended Sep 30,
	2022	2021
Net loss attributable to Aurora shareholders	($51,604)	($11,884)
Weighted average number of Common Shares outstanding	300,437,433	198,073,693
Basic loss per share	($0.17)	($0.06)

Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of convertible debentures, RSU, DSU, PSU, warrants and share options is anti-dilutive.

25

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 20 Other (Losses) Gains
		Three months ended Sep 30,
	Note	2022	2021
		$	$
Share of net income (loss) from investment in associates	6	30	(733)
(Loss) on extinguishment of derivative investment		—	(9,096)
Unrealized loss on derivative investments	5(b)	(135)	(4,647)
Unrealized loss gain on derivative liability	14, 17(c)	(812)	40,349
Unrealized loss on changes in contingent consideration fair value	25	—	(3)
(Loss) gain on disposal of assets held for sale and property, plant and equipment		(277)	1,344
Government grant income	4	—	14,412
Other (losses) gains		(485)	1,520
Total other (losses) gains		(1,679)	43,146
Note 21 Supplemental Cash Flow Information
The changes in non-cash working capital are as follows:
		Three months ended Sep 30,
		2022	2021
		$	$
Accounts receivable		6,444	182
Biological assets		(18,241)	(17,538)
Inventory		18,005	(1,905)
Prepaid and other current assets		1,736	5,089
Accounts payable and accrued liabilities		(542)	(2,947)
Income taxes payable		2,887	518
Deferred revenue		(17)	2,420
Provisions		(1,291)	—
Other current liabilities		8	1,295
Changes in operating assets and liabilities		8,989	(12,886)
Additional supplementary cash flow information is as follows:
		Three months ended Sep 30,
		2022	2021
		$	$
Property, plant and equipment in accounts payable		793	1,006
Right-of-use asset additions		292	1,658
Amortization of prepaids		4,767	7,795
Interest paid		8,130	12,615
Interest received		(333)	230

Included in restricted cash as of September 30, 2022 is $3.4 million (September 30, 2021 - $4.3 million) attributed to collateral held for letters of credit and corporate credit cards, $6.0 million (September 30, 2021 - $0.0 million) related to the Bevo acquisition, $15.0 million (September 30, 2021 - $15.0 million) for self- insurance, $0.1 million (September 30, 2021 - $0.1 million) attributed to international subsidiaries, and $34.4 million (September 30, 2021 - $32.1 million) of funds reserved for the segregated cell program for insurance coverage.

26

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 22 Commitments and Contingencies

(a)	Claims and Litigation

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 21, 2019, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain of its current and former directors and officers on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and February 6, 2020. An amended complaint was filed on September 21, 2020 which alleges, inter alia, that the Company and certain of its current and former officers and directors violated the federal securities laws by making false or misleading statements, materially overstated the demand and potential market for the Company’s consumer cannabis products; that the Company’s ability to sell products had been materially impaired by extraordinary market oversupply, that the Company’s spending growth and capital commitments were slated to exceed our revenue growth; that the Company had violated German law mandating that companies receive special permission to distribute medical products exposed to regulated irradiation techniques, and that the foregoing, among others, had negatively impacted the Company’s business, operations, and prospects and impaired the Company’s ability to achieve profitability. A motion to dismiss was filed on November 20, 2020 and granted by the court on July 7, 2021, however, the plaintiffs were given an opportunity to file a second amended complaint no later than September 7, 2021. Pursuant to the July 7, 2021 order, the plaintiffs filed a second amended complaint on September 7, 2021 which included new allegations pertaining to certain alleged financial misrepresentation and improper revenue recognition by the Company. The Company subsequently filed a motion to dismiss on December 6, 2021 and, and a reply to plaintiffs’ opposition on March 25, 2022. Judgement dated September 23, 2022 has been granted for the second motion to dismiss the case again in favour the Company. The motion was granted without prejudice. The Plaintiff’s counsels have re-filed a third statement of claim on November 7, 2022 and the re-stated claim was received by Aurora formally on November 8, 2022. The Company is currently assessing next steps. While this matter is ongoing, the Company disputes the allegations and intends to continue to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above. No provision has been recognized as at September 30, 2022 (September 30, 2021 - nil).

The Company and its subsidiary, ACE, have been named in a purported class action proceeding which commenced on June 16, 2020 in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involves a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others, and alleges that upon laboratory testing, certain cannabis products were found to have lower THC potency than the labeled amount, suggesting, among other things, that plastic containers may be leeching cannabinoids. While this matter is ongoing, the Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision has been recognized as at September 30, 2022 (September 30, 2021 - nil).

A claim was commenced by a party to a former term sheet on June 15, 2020 with the Queen's Bench of Alberta against Aurora and a former officer alleging a claim of breach of obligations under said term sheet, with the plaintiff seeking $18.0 million in damages. While this matter is ongoing, the Company believes the action to be without merit and intends to defend the claim. No provision has been recognized as of September 30, 2022 (September 30, 2021 - nil).

On August 10, 2020, a purported class action lawsuit was filed with the Queen's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. Chambers appointment has been scheduled for December 6, 2022 to set a hearing date. The Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision has been recognized as at September 30, 2022 (September 30, 2021 - nil).

On January 4, 2021, a civil claim was filed with the Queen’s Bench of Alberta against Aurora and Hempco by a former landlord regarding unpaid rent in the amount of $8.9 million, representing approximately $0.4 million for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. The Company filed a statement of defense on March 24, 2021. While this matter is ongoing, the Company intends to continue to defend against the claims. No provision has been recognized as of September 30, 2022 (September 30, 2021 - nil).

The Company is subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. The Company has received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible, or it is not currently possible for us to predict the outcome of such claims, possible claims or lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent not provided for through insurance or otherwise, would have a material effect on the consolidated financial statements, other than the claims described above. No provision has been recognized as of September 30, 2022 (September 30, 2021 - nil).

27

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)	Commitments

(i)	Pursuant to a manufacturing agreement, the Company is contractually committed to purchase a minimum number of softgels each calendar year. If the Company fails to meet the required purchase minimum, then it is required to pay a penalty fee equal to the difference between the actual purchased quantity and the required purchase minimum multiplied by cost of the softgels. The Company expects to meet the purchase minimum for calendar 2022.

(ii)	The Company has various lease commitments related to various office space, production equipment, vehicles, facilities and warehouses expiring up to June 2033. The Company has certain leases with optional renewal terms that the Company may exercise at its option.

In addition to lease liability commitments disclosed in Note 26(b), the Company has the following future capital commitments and purchase commitments payments, which are due in the next two years and thereafter:

$
Next 12 months	2,936
Over 1 year to 2 years	3,099
6,035

Note 23 Revenue

The Company generates revenue from the transfer of goods and services over time and at a point-in-time from the revenue streams below. Net revenue from sale of goods is reflected net of actual returns and estimated variable consideration for future returns and price adjustments of $0.7 million for the three months ended September 30, 2022 (three months ended September 30, 2021 - $0.7 million). The estimated variable consideration is based on historical experience and management’s expectation of future returns and price adjustments. As of September 30, 2022, the net return liability for the estimated variable revenue consideration was $1.6 million (June 30, 2022 - $2.3 million) and is included in deferred revenue on the condensed consolidated interim statements of financial position.

Three Months Ended September 30, 2022	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	52,076	—	52,076
Revenue from provision of services	—	362	362
Excise taxes	(6,472)	—	(6,472)
Cannabis Net Revenue Bevo	45,604	362	45,966
Revenue from sale of goods	3,297	—	3,297
Net Revenue	48,901	362	49,263

Three Months Ended September 30, 2021	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	69,477	—	69,477
Revenue from provision of services	—	449	449
Excise taxes	(9,818)	—	(9,818)
Net Revenue	59,659	449	60,108

28

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 24 Segmented Information

Operating Segments	Canadian Cannabis	International Cannabis	Bevo	Corporate (1)	Total
Three months ended September 30, 2022
Net revenue	37,209	8,758	3,296	—	49,263
Gross profit before fair value adjustments	(1,610)	2,984	72	(7)	1,439
Selling, general, and administrative expense	33,791	4,401	259	3,729	42,180
Income (loss) from operations before taxes and discontinued operations	(39,907)	(7,842)	(731)	(15,384)	(63,864)
Three months ended September 30, 2021
Net revenue	43,830	16,278	—	—	60,108
Gross profit before fair value adjustments	18,234	8,511	—	—	26,745
Selling, general and administrative expense	38,489	5,249	—	2,022	45,760
Income (loss) from operations before taxes and discontinued operations	(17,430)	(1,153)	—	6,491	(12,092)

(1) Net (loss) income under the Corporate allocation includes fair value gains and losses from investments in marketable securities, derivatives and investment in associates. Corporate and administrative expenditures such as regulatory fees, share based compensation and financing expenditures relating to debt issuances are also included under Corporate.

Geographical Segments	Canada	EU	Other	Total
	$	$	$	$
Non-current assets other than financial instruments
September 30, 2022	384,211	41,515	17,062	442,788
June 30, 2022	247,633	41,080	19,789	308,502
Three months ended September 30, 2022 Net revenue	40,505	7,351	1,407	49,263
Gross profit before fair value adjustments	(1,545)	3,862	(878)	1,439
Three months ended September 30, 2021 Net revenue	43,830	15,859	419	60,108
Gross profit (loss) before fair value adjustments	18,234	8,943	(432)	26,745

Included in net revenue arising from the Canadian Cannabis operating segment for the three months ended September 30, 2022 are net revenues of approximately $4.8 million from Customer A (three months ended September 30, 2021 - Customer A - $6.8 million, Customer D -

$6.6 million), each contributing 10% or more to the Company’s net revenue. All of these customers are government bodies for sales of cannabis in the consumer market.

No other single customer contributed 10 per cent or more to the Company’s net revenue during the three months ended September 30, 2022 and 2021.

29

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 25 Fair Value of Financial Instruments

The carrying values of the financial instruments at September 30, 2022 are summarized in the following table:
	Amortized cost	FVTPL	Designated FVTOCI	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	369,278	—	—	369,278
Restricted cash	58,950	—	—	58,950
Accounts receivable, excluding sales taxes and lease receivable	43,098	—	—	43,098
Marketable securities	—	—	375	375
Derivatives	—	25,611	—	25,611
Loans receivable	776	—	—	776
Lease receivable	6,386	—	—	6,386
Financial Liabilities
Accounts payable and accrued liabilities	96,664	—	—	96,664
Convertible debentures	243,607	—	—	243,607
Contingent consideration payable	—	17,478	—	17,478
Other current liabilities	12,572	—	—	12,572
Lease liabilities	41,708	—	—	41,708
Derivative liability	—	38,109	—	38,109
Loans and borrowings	40,252	—	—	40,252
Other long-term liabilities	48,751	—	—	48,751
. The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs:

	Note	Level 1	Level 2	Level 3	Total
		$	$	$	$
As at September 30, 2022
Marketable securities	5(a)	375	—	—	375
Derivative assets	5(b)	—	8,349	17,262	25,611
Contingent consideration payable		—	—	17,478	17,478
Derivative liability	14, 17(c)	38,109	—	—	38,109
As at June 30, 2022
Marketable securities	5(a)	1,331	—	—	1,331
Derivative assets	5(b)	—	9,860	16,423	26,283
Contingent consideration payable		—	—	14,371	14,371
Derivative liability	14, 17(c)	37,297	—	—	37,297

There have been no transfers between fair value categories during the period.

Note 26 Financial Instruments Risk

The Company is exposed to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)	Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. Certain restricted funds in the amount of $32.4 million are retained by an insurer under the Segregated Accounts Companies Act governed by the Bermuda Monetary Authority. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its Guaranteed Investment Certificates

30

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(“GICs”). The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of September 30, 2022, $18.8 million of accounts receivable, net of allowances, are from non-government wholesale customers (June 30, 2022 -

$22.5 million). As of September 30, 2022, the Company recognized a $4.2 million provision for expected credit losses (June 30, 2022 - $4.1 million).

The Company’s aging of trade receivables was as follows:
	September 30, 2022	June 30, 2022
	$	$
0 - 60 days	22,986	27,563
61+ days	12,810	4,902
	35,796	32,465
The Company’s contractual cash flows from lease receivables is as follows:
	Note	September 30, 2022
Next 12 months		$2,198
Over 1 year to 2 years		2,285
Over 2 years to 3 years		1,070
Over 3 years to 4 years		584
Over 4 years to 5 years		558
Thereafter		94
Total undiscounted lease payments receivable		6,789
Unearned finance income		(403)
Total lease receivable		6,386
Current	3	(1,995)
Long-term		4,391
(b) Liquidity risk
The composition of the Company’s accounts payable and accrued liabilities was as follows:
	September 30, 2022	June 30, 2022
	$	$
Trade payables	18,206	13,858
Accrued liabilities	59,736	34,810
Payroll liabilities	15,500	18,851
Excise tax payable	2,261	960
Other payables	961	1,395
	96,664	69,874

31

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

In addition to the commitments outlined in Note 22, the Company has the following undiscounted contractual obligations as at September 30, 2022, which are expected to be payable in the following respective periods:

	Total	≤1 year	Over 1 year - 3 years	Over 3 years - 5 years	>5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	96,664	96,664	—	—	—
Convertible notes and interest (1)(2)	312,575	15,734	296,841	—	—
Lease liabilities (2)	54,121	8,669	20,638	13,926	10,888
Loans and borrowings	39,931	3,342	2,061	6,184	28,344
Contingent consideration payable (3)	17,478	—	14,576	2,902	—
	520,769	124,409	334,116	23,012	39,232

(1)	Assumes the principal balance of the debentures outstanding at September 30, 2022 remains unconverted and includes the estimated interest payable until the maturity date.

(2)       Includes interest payable until maturity date.

(3)       Relates to acquired businesses. Payable in cash, shares, or a combination of both at Aurora’s sole discretion.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control, such as the potential impact of COVID-19. Our primary short-term liquidity needs are to fund our net operating losses, capital expenditures to maintain existing facilities, and lease payments. Our medium-term liquidity needs primarily relate to debt repayments and lease payments. Our long-term liquidity needs primarily relate to potential strategic plans.

As of September 30, 2022, the Company has access to the following capital resources available to fund operations and obligations:

•	$369.3 million cash and cash equivalents; and
•	Access to the 2021 Shelf Prospectus filed on March 30, 2021 (the “2021 Shelf Prospectus”) for future financings or issuances of securities, including US$185.1 million remaining securities for sale under the 2021 at-the-market (ATM) program (the “ATM Program”). Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2021 Shelf Prospectus.

From time-to-time, management may also consider the sale of its marketable securities and shares held in publicly traded investments in associates to support near term cash and liquidity needs.

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2021 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing, financing and strategic activities for the foreseeable future.

Note 27 Subsequent Events

Subsequent to September 30, 2022, the Company repurchased a total of $31.5 million (US $23.0 million) in principal amount of Senior Notes (Note 14) at a total cost, including accrued interest, of $30.0 million (US $21.8 million).

Subsequent to September 30, 2022, the Company issued 23,708,653 common shares under the ATM Program for gross proceeds of $40.2 million (US $29.4 million).

32